EXHIBIT 4.16

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

CNA FINANCIAL CAPITAL III

1.)     The name of the statutory trust (the “Trust”) is:

CNA Financial Capital III

2.)     Article 2 of the Certificate of Trust of the Trust is hereby amended to read in its entirety as follows:

2.	Delaware Trustee. The name and business address of the trustee of the Trust with a principal place of business in the State of Delaware is BNY Mellon Trust of Delaware, White Clay Center, Route 273, Newark, Delaware 19711.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Trust of the Trust this 18th day of March, 2009.

BNY MELLON TRUST OF DELAWARE (as successor in interest to Chase Bank USA, National Association), not in its individual capacity but solely as Trustee

By:	/s/ Kristine K. Gullo
Name: Kristine K. Gullo Title: Vice President